                                                                 AMEX “REX”
                                                           TSX Exchange “VIR”
ViRexx Medical Corp.                                                                                                             For Immediate Release

VIREXX ANNOUNCES RECONCILIATION WITH SIGMA TAU

EDMONTON, ALBERTA - (17 October 2007) - ViRexx Medical Corp. (“ViRexx”)(TSX:VIR; AMEX:REX) has disseminated by way of previous news releases information regarding the issues associated with the payment by ViRexx to Defiante Farmaceutica Lda (“Defiante”), a subsidiary of Sigma Tau Finanziaria S.p.A. (“Sigma Tau”) of certain manufacturing costs in an amount equal to the premium paid by Defiante on the purchase by Defiante of 1,818,182 shares of ViRexx for $1.10 per share. ViRexx and Sigma Tau/Defiante have concluded, based on recent discussions held between those companies, to reconcile any misunderstanding which may have developed concerning this matter. ViRexx apologizes to Sigma Tau for any aspersions its previous press releases may have cast on Sigma Tau or its subsidiaries. It was never intended to suggest any wrong doing on the part of Sigma Tau or any of its subsidiaries. This means that ViRexx International and Sigma Tau along with Defiante and Tecnogen will continue together, pursuant to the Sublicense and Manufacturing and Distribution Agreements to prepare for the manufacture and distribution of ViRexx’s lead product OvaRex® MAb in the countries of Europe for which ViRexx International has the rights. Consequently, ViRexx International will pay to Defiante the amount for manufacturing costs that has been previously questioned.

“ViRexx looks forward to a long and mutually profitable relationship with Sigma Tau and its subsidiaries. This matter is now closed for both companies” commented Mr. Darrell Elliot, Chairman of the Board and Interim CEO of ViRexx.

Mr. Ugo Di Francesco, CEO of Sigma Tau said, “We look forward to continued collaboration between the companies on OvaRex® MAb which remains a high priority for our company. We will continue to fully support ViRexx in their efforts to make this important product available to patients as soon as possible”.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

About Sigma-Tau Group
Sigma-Tau is a leading research-based Italian pharmaceutical group with a 2006 consolidated turnover of nearly 1 billion USD and approximately 2,500 employees worldwide. Therapeutic areas in which the company’s research and development are focused include oncology, neurology, cardiovascular diseases, gastroenterology, metabolism, immunology, central and peripheral nervous system. Sigma-Tau is also dedicated to creating novel therapies for the unmet needs of patients with rare diseases. Truly unique in its field, Sigma-Tau places its considerable scientific resources behind the discovery, development and distribution of compounds that benefit the few. Sigma-Tau has operating subsidiaries throughout Europe and the U.S. and maintains a presence in all of the world’s major pharmaceutical markets.
For additional information please see www.sigma-tau.it.

FOR FURTHER INFORMATION PLEASE CONTACT:

ViRexx Medical Corp.
Darrell Elliott
Chairman and Chief Executive Officer
(780) 433-4411
(780) 436-0068 (FAX)
Website: www.virexx.com

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